Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

(919) 474-6700

August 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Amanda Ravitz and Caleb French

Re:	Bioventus Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-212329

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bioventus Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-212329), together with all amendments and exhibits thereto (collectively, the “Form S-1”). The Form S-1 originally was submitted confidentially to the Commission on April 19, 2016 and initially was filed on June 30, 2016.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. The Company confirms that the Form S-1 has not been declared effective, no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

In addition, the Company requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-37844), originally filed with the Commission on July 26, 2016, effective as of the date hereof or at the earliest practicable date hereafter.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Form S-1 and Form 8-A to the undersigned at Bioventus Inc., 4721 Emperor Boulevard, Suite 100, Durham, North Carolina 27703, with a copy to Company’s counsel, Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, attention Wesley C. Holmes.

If you have any questions or require any further information, please contact Wesley C. Holmes at (212) 906-1366.

Respectfully submitted,

Bioventus Inc.

By:	/s/ Anthony P. Bihl III
Name: Anthony P. Bihl III Title: Chief Executive Officer

cc:	David J. Price, Bioventus Inc.
Jeanne M. Forneris, Esq., Bioventus Inc.
Charles K. Ruck, Latham & Watkins LLP